UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes                      No      X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report contains a list of the members of the Board of Directors elected at the Extraordinary Shareholders’ Meeting of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) held on May 21, 2008, and an English translation of the amended By-laws of the registrant approved by the shareholders at the meeting.

Any statements contained in this report that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the registrant’s future financial results are discussed more fully in the registrant’s various filings with the U.S. Securities and Exchange Commission, including some that were mentioned in its most recently filed Annual Report on Form 20-F. The registrant undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof.

Appointment of Board of Directors at CANTV Extraordinary Shareholders’ Meeting

At an Extraordinary Shareholders’ Meeting held on May 21, 2008, the shareholders of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (“CANTV”) approved the appointment of Socorro Hernández as President of CANTV’s Board of Directors and the following persons as principal and alternate members of CANTV’s Board of Directors:

Euclides Campos Aponte (principal) and Henry Rangel Silva (alternate)

Franco Silva (principal) and Carlos Figueira (alternate)

Manuel Fernandez (principal) and Eva Marisol Escalona (alternate)

Nuris Orihuela (principal) and Vicente Mujica (alternate)

Jesús Villanueva (principal) and Ower Manrique (alternate)

Angel Belisario (principal) and Gerardo Ramirez (alternate)

Rafael Isea Romero (principal) and Eyilde Margarita Gracia (alternate)

Yelitza Garcia (principal) and Ricardo Armas (alternate)

The following is an English translation of the amended By-laws approved by CANTV’s shareholders at the Extraordinary Shareholders’ Meeting held on May 21, 2008.

BY-LAWS OF

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

I

NAME, DOMICILE, OBJECTIVE AND DURATION

Article 1.- The name of the Company is “Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (the “Company”), its main domicile is the city of Caracas, Final de la Av. Libertador, Urbanización Guaicaipuro, Edif. NEA, and it may establish such agencies, branches or offices, anywhere inside the Bolivarian Republic of Venezuela or abroad, as may be deemed necessary or expedient for the good working order of the Company.

Article 2.- The objective of the Company is to administer, develop, establish and exploit telecommunication networks and provide telecommunications and information services that include, without being limited to, such services as: local land telephony and national and international long distance telephone services; radiotelephony, mobile telephony, Internet, aggregate value, transportation, transmission of and access to data networks, distribution by subscription, radio messages, radio-selection, mobile land radio communication, maritime radio communication, aeronautical radio communication, meteorological support, development of content, telephone directory; to acquire and market telecommunications and information media and equipment; to lease circuits, billing services and other services to third parties; to adopt and provide new services in step with technical progress in the matter of telecommunication; to issue bonds and papers in compliance with legal requirements; to enter into agreements with foreign administrations or companies in all matters concerning Company activities in order to promote international integration; to participate in international associations, institutes or groups dedicated to perfecting telecommunications or to scientific and technological research; to participate, in coordination with the sponsoring entity, in international entities with competency in the matter of telecommunications; and to promote and create companies of its partial or total ownership, in Venezuela or in other countries, to perform activities related to and connected with its objective, as well as to promote the production of socially-oriented companies or to promote any other associative type of socially-oriented economy; all of the aforementioned activities to be performed in coordination with its guiding entity.

The Company will carry out all commercial activities that are directly or indirectly related to its objective.

The Company will carry out this objective in accordance with provisions in applicable codes, laws and other norms, as well as with the guidelines provided by the National Executive and other entities of the Public Power with competency to govern Public Companies.

The Company, as a Venezuelan State-owned concern, will contribute to the process of social inclusion and transformation of the country in order to guarantee the people the human right to communicate by democratizing access to telecommunications and the use of information technologies and communications as tools to facilitate knowledge and the social, economic, political, territorial and cultural development of the country, as well as the security of the Nation.

To this end, the Company will contribute to the achievement of the strategic objectives of the State by supporting its transformation through the use of technologies and a tendency to extend national productive capacity by promoting technological sovereignty and the organic link to the various forms of association for the economy and the progressive incorporation of Popular Power in the productive activities of the Company. The company will also promote the integration of all its workers in the task of generating social inclusion and promoting their commitment, identification and participation in the achievement of Company objectives.

In compliance with its objective, the Company will focus on the consolidation of an efficient and effective public Company for the benefit of the entire Venezuelan population.

Article 3.- The duration of the Company will be ninety nine (99) years, starting from May 21st, 2008, date in which the Extraordinary Shareholders’ Assembly that approved this document was held.

II

CAPITAL STOCK AND SHARES

Article 4.- The Capital Stock is TWENTY NINE MILLION FORTY SIX THOUSAND NINE HUNDRED THIRTY ONE BOLIVARS WITH SIXTY NINE CENTS (Bs. 29,046,931.69) totally underwritten and paid, represented by SEVEN HUNDRED EIGHTY SEVEN MILLION ONE HUNDRED FORTY THOUSAND EIGHT HUNDRED FORTY NINE (787,140,849) registered shares, with a nominal value of Bs. 36.90182224915 each.

The shares are classified in three (3) types designated as Class “B”, “C” and “D”, in compliance with provisions in Article 5.

Article 5.-

The Company may proceed to the total or partial dematerialization of its share certificates, adopting the account entry system, as established in the Law on Capital Markets.

The Company’s shares will be classified into three types:

a) Class “B” shares, which to date are Seven Hundred Three Million Nine Hundred Fifty Thousand Nine Hundred Twenty-Eight (703,950,928) shares, distributed in the following manner: Six Hundred Fifty-Two Million Fifty Thousand Nine Hundred Twenty-Eight (652,050,928) shares in the name of the Bolivarian Republic of Venezuela, through the Ministry of People’s Power for Telecommunications and Informatics; and Fifty-One Million Eight Hundred Ninety-Nine Thousand Nine Hundred Ninety-Nine (51,899,999) shares in the name of the Venezuelan Economic and Social Development Bank (BANDES), through the Autonomous Fund for Social Projects.

Class “B” shares may be owned only by the Bolivarian Republic of Venezuela and other entities of the National Public Administration, Centralized or Decentralized, that belong one hundred percent (100%) to the Bolivarian Republic of Venezuela. The Bolivarian Republic of Venezuela may, directly or through the aforementioned entities, acquire Class “C” and Class “D” shares, and, once acquired, these shares will be automatically converted into the same number of Class “B” shares, in which case the number of Class “B” shares will increase as the result of the transfer of these shares to the Bolivarian Republic of Venezuela, directly or through the aforementioned entities of the Venezuelan State.

b) Class “C” shares, which to date total 44,273,829 shares and which, from the date on which these By-laws were filed in the Mercantile Registry, may be owned only by: (i) active workers with a contract for an indeterminate period of time and workers retired from the Company or from its affiliates, hereinafter known as “Participants”; (ii) successors of Class “C” shareholders that may have received the shares as an inheritance or legacy, who hereinafter will be known as “Successors”; (iii) trusts and benefit plans established for the benefit of retired workers and successors of the Company and its affiliates, hereinafter known as “Benefit Plans”; and iv) former workers and former spouses of Class “C” shareholders who have received the shares in a Class “C” shareholders liquidation in a community property and who were holders of Class “C” shares before these By-laws were filed in the Mercantile Registry, hereinafter known as “Remaining Holders of Class “C” shares”. For purposes of this article Company Affiliates will be those companies in which the company owns more than fifty percent (50%) of its capital stock. Furthermore, for the sole effects provided for in this paragraph b), it will be understood that retired pensioned workers of the Company and its affiliates will be included in the category of retired workers of the Company and its Affiliates mentioned in number i).

Participants, Successors and Other Holders of Class “C” shares may transfer their Class “C” shares and any rights derived from them in the following manner: (i) during the Domestic Market Procedure, as described hereunder; and (ii) to third parties, individually, once they have been released from the pre-emption rights stipulated in this paragraph b) and from any possible collateral security. Benefit Plans may transfer ownership of the shares held by them directly to Participants.

For purposes of their subsequent transfer, Participants, Successors and Other Holders of Class “C” Shares will follow the Domestic Market Procedure described below:

1) Participants, Successors and Other Holders of Class “C” shares who wish to transfer any Class “C” shares will offer them first via the Domestic Market to other Participants and Benefit Plans, who will be entitled to acquire all or any part of the Class “C” shares intended for transfer, in compliance with this paragraph b). All Class “C” shares available for acquisition by Participants and Benefit Plans, as stipulated in this paragraph b). All Class “C” shares available for acquisition by Participants and Benefit Plans, according to this paragraph b), will be hereinafter known as “Available Shares”.

2) Two (2) Available Shares transfer processes will be held each month within the Domestic Market, to be carried out in the following manner:

(2.1) During the first three (3) business days of each fortnight of every month of the year, hereinafter known as “Offer Presentation Periods”, the Company will receive the sale offers of Available Shares from all Participants, Successors and Other Holders of Class “C” Shares indicating: (i) the number of shares they wish to sell; (ii) the lowest price at which the Available Shares may be sold, including the percentage of the discount that Participants may freely decide to apply to the price of the Available Shares, established in compliance with provisions of numeral 2.2) of this paragraph b). This discount may be established by holders of Class “C” shares wishing to do so at between one percent (1%) and ten percent (10%).

(2.2) The “Fixed Price” for the sale of the Available Shares will be established on the last banking business day of each Offer Presentation Period. This price will be equal to the price obtained by averaging the closing price of Class “D” shares registered on the Caracas Stock Market during the first three (3) banking business days of each of the Offer Presentation Periods.

(2.3) The “Offer Publication Period”- which will last for one (1) business day- will be on the business day following the closing of each Offer Presentation Period, during which time the Company is obligated to publish domestic notifications nationwide stating the sale offers received and processed, so that they may reach all Participants, who will have the right to acquire any or all Available Shares.

These domestic notifications will contain the following information: (i) the number of Available Shares; (ii) the Fixed Price for the sale of Available Shares; (iii) the last day on which Participants or Benefit Plans may exercise their Pre-emption Rights; and (iv) instructions on the mechanism for notifying the Company of the desire to buy said shares.

(2.4) The “First Pre-emption Right Period for Participants and Benefit Plans” of each process of transfer of Available Shares will begin on the first business day following the closing of the Offer Publication Period for each Available Share transfer process and will last for two (2) business days, during which time Participants or Benefit Plans interested in acquiring any number of Available Shares may exercise their Pre-emption Right by indicating their wish to buy and the purchase price, which may be equal to or higher than the Fixed Price, except for any discounts established in compliance with numeral (2.1) of this paragraph b).

The Pre-emption Right will be exercised strictly in the order in which the offers are submitted, unless offers are received for a purchase price higher than the Fixed Price, in which case, the offerors of the higher price will have preference to acquire the Available Shares in proportion to the number of Available Shares held by each selling shareholder.

(2.5) Participants may transfer of any number of Class “C” shares they wish to transfer in the terms provided for in this Article, to which end they will pay all debts corresponding to the shares to be sold on each occasion, if any, following the procedures established by the Company.

(2.6) The purchase/sale of shares will be completed between buyer and seller when the seller learns that the buyer has accepted his/her offer, which will be understood to have occurred when the seller has deposited in the trustee bank holding the seller’s shares the price corresponding to the purchase of said shares, or when he/she delivers at the Service Office of CANTV Shareholders a copy of the cashier’s check in the name of the seller. The purchase/sale completed in this manner will be irrevocable. Failure by the seller and/or the buyer to comply with their obligations will mean that the activities of the shareholder who failed to comply with the regulations established herein will be suspended for a period of three (3) months, without prejudice to any legal actions that the affected buyer and/or seller may file.

(2.7) Any Available Shares not acquired by Participants within the Pre-emption Right Period may be kept by their holder, who may, if he/she so chooses, (i) re-offer them under the Domestic Market procedure; (ii) make a request to the Company in writing that they be converted into an equal number of Class “D” shares; or (iii) sell them to third parties, in which case they will be converted to Class “D” shares.

(2.8) The periods of time established in the preceding numerals in relation to the Domestic Market procedure for the transfer of Available Class “C” Shares may be modified by the Board of Directors by means of the unanimous decision of all members present at the session dealing with this matter.

3) From the date on which these By-laws are filed in the Mercantile Registry, when a Participant holder of Class “C” shares, as an active worker ends his/her work relationship with the Company or any of its affiliates for reasons other than retirement, may keep the ownership of his/her shares, but the totality of Class “C” shares that he/she holds will be automatically converted into an equal number of Class “D” shares, unless said shareholder states in writing to the Company, at the time of his/her retirement, his/her wish to offer them on an one-time-only basis within the process of Domestic Market described in paragraph b) of this Article 5, in order for his/her Class “C” shares to be acquired by other Participants and Benefit Plans and can remain as Class “C” shares. If they are not be acquired by the Participants and Benefit Plans, these shares will be automatically converted into an equal number of Class “D” Shares.

After any transfer that results in a conversion of Class “C” shares to Class “D” shares, said converted shares and their shareholders will have the rights attributed in these By-laws to the holders of Class “D” shares.

The transfer of any Class “C” shares to any person or entity other than a Participant or Benefit Plan will mean that said transferred Class “C” shares, once recorded in the Shareholders’ Book, will be automatically converted into an equal number of Class “D” shares. Therefore, the number of Class “C” shares may diminish with their conversion into Class “D” shares and the number that constitutes Class “D” shares will increase into an equal number of converted shares.

Any transfer of these Class “C” shares in violation of provision in paragraph b) will be considered null and void. There will be a mention of this restriction in the corresponding title deeds of said shares.

4) All Participants who, on the date on which these By-laws are filed in the Mercantile Registry, are holders of Class “D” shares may, if they so choose, convert all or any number of Class “D” shares they own into Class “C” shares, in which case it will suffice that the Participant submit a written request to the Company expressly manifesting his/her intention to automatically convert said shares into Class “C” shares, in accordance with the procedures established by the Company, and the transaction will be recorded in the Shareholders’ Book. Therefore, the number of shares in Class “C” will increase by the same number of converted shares.

c) To date Class “D” shares total 38,916,092 shares currently held by different shareholders who have subscribed their shares in various capital markets and are created by the conversion of other types of Company shares into this type of Class “D” shares.

Article 6 (SIC).- Each share grants its holder one vote at the Shareholders’ Meetings, Universal Shareholders’ Meeting or Shareholders’ Meetings.

III

SHAREHOLDERS MEETING

Article 7.- The Shareholders’ Meeting is the entity that represents the sovereignty of the people and the capacity to deliberate and to decide on matters of interest to the Company. Decisions of the Shareholders’ Meeting that are within the parameters of its powers will be binding for all shareholders. The Company President or whoever represents him/her will preside over Shareholders Meetings.

Article 8.- Shareholders’ Meetings may be Regular or Special. Regular Meetings will be held within three (3) months following the end of each fiscal year of the Company to discuss the matters referred to in Article 275 of the Commercial Code, and for this purpose the Board of Directors will establish the date and time of the meeting in advance. Special Shareholders’ Meetings will take place every time that Company interests require them, at the discretion of the Board of Directors, the Statutory Auditors or a number of shareholders representing twenty percent (20%) of the entire capital stock. All Shareholders’ Meetings will be held in the city of Caracas.

Article 9.- Regular and Special Shareholders’ Meetings will be summoned by the Company Board of Directors through a notice published in a major newspaper of national circulation, at least fifteen (15) calendar days prior to the date of the meeting. The summons will state, in a clear manner, the place, date and objective of the Shareholders’ Meeting, an essential requisite for it to be valid. However, if shareholders holding one hundred percent (100%) of the company stock with a right to vote are present at said Meeting, they may hold the Meeting without the need of a notice, in which case, they will agree on the agenda of the day.

Article 10.- Regular and Special Shareholders’ Meetings, regardless of their objective, can be validly constituted only if they have the representation of at least fifty percent (50%) of the votes of the capital stock or, in the event of a Meeting with the sole objective of appointing or removing Directors, at least fifty percent (50%) of the capital stock with a right to vote in relation to said Directors, in compliance with Article 14, and their decisions will be adopted by an absolute majority of the votes in attendance. Quorum and majority, as established herein, are applicable even in cases in which the Commercial Code requires special majorities and representations.

Article 11.- The powers of the Shareholders’ Meetings are as follows:

a) To discuss, approve or modify the Balance Sheet to be submitted by the Board of Directors in relation to the Statutory Auditor’s Report.

b) To appoint the President and the seven (7) Principal Directors and their respective Alternates, nominated by the holder of the majority of Class “B” shares property of the Bolivarian Republic of Venezuela, in the following manner: two (2) Principal Director and their respective Alternates in representation of the Ministries with competency in the areas of Telecommunications and Information and one (1) Principal Director and his/her respective Alternate who will represent of the Ministries with competency in, respectively, the areas of finance, defense, energy and petroleum, science and technology and light industries and commerce.

To appoint the Principal Director and his/her respective Alternate to represent Class “C” shares to be elected, by direct and secret ballot, by the majority of Class “C” shares that have participated in the “Process of Selection” in compliance with provisions in paragraph b) of Article 14 of these Statues. Once the event regulated in the preceding text has occurred, the aforementioned General Director and his/her Alternate will be appointed by the majority of all shareholders present in the Shareholders’ Meeting, regardless of the type of shares that they may hold.

To appoint two (2) Labor Directors, Principal and Alternates, who will be elected by direct and secret universal ballot, in compliance with procedures established in Article 203 and subsequent (articles) of the Organic Labor Law

c) To appoint two (2) Principal Statutory Auditors and their respective Alternates and establish their remuneration, all in compliance with provisions in the norms that govern capital markets.

d) To resolve the dissolution or the merger of the Company with another company, or any special operation that may involve the Company, or the reimbursement or decrease of the capital stock.

e) Decide on the increase of capital stock.

f) Authorize the transfer of company assets.

g) Reform these By-laws.

h) Appoint External Auditors for the Company.

i) Appoint Company Transfer Agent.

j) Decide on the amount, frequency and form of payment of the dividends, in compliance with Article 28 of these By-laws.

Article 12.- If the number of shareholders necessary to constitute a quorum at a Shareholders’ Meeting is not present, the rules stipulated in the Commercial Code will be followed. If the required number of shareholders is not present at the time set for the Meeting, it will be deemed that there is no quorum.

Article 13.- Minutes of the Shareholders’ Meetings will be drafted with the names of those present, indicating the number and class of shares that they hold or represent and the agreements and decisions taken. The Minutes of each Meeting will be certified by the Secretary of the Company Board of Directors or anyone acting in his/her stead.

IV

ADMINISTRATION

Article 14.- To the greatest extent allowed by law, the management and administration of the Company will be exercised by a Board of Directors which will exercise the maximum hierarchical authority of the Company. The Board of Directors will be constituted by the Company President and ten (10) Principal Directors, each one with an Alternate, elected in compliance with paragraph b) of Article 11 and this article of the By-laws. Boards of Directors will be presided by the Company President and by his/her Alternate Director in the event of the President’s temporary absence. In the event of an absolute absence of the President and until such time as a Special Shareholders’ Meeting is summoned to elect a new President, the Company will be represented by the Alternate Director. Company Directors may appoint a Special Director from among their own members to preside over the Board of Directors Meetings.

All Board of Directors members will be appointed in the Shareholders’ Meeting in the following manner:

a) The Company President and seven (7) Principal Directors and their respective Alternates will be proposed by the holder of the majority of the shares that are property of the Bolivarian Republic of Venezuela, and they will be elected by the majority of votes of all the shareholders present at the Meeting, regardless of the shares they may hold.

b) The Principal Director and his/her respective Alternate will be appointed to represent Class “C” shares, and they may be elected any time that the totality of Class “C” shares represent a minimum of 2.5% of the capital stock.

Candidates for Principal Director and his/her Alternate for Class “C” shares will be, in addition to Class “C” shareholders, retired persons or active workers with a contract for an indeterminate period of time and a minimum of three (3) full years of uninterrupted service to the Company rendered within a period immediately prior to his/her appointment, and they will be elected through a universal selection process that will require the direct and secret ballot of Class “C” shareholders. This procedure is held annually, at least one week prior to the Regular Shareholders’ Meeting. Class “C” shareholders will be notified in a timely manner of the date and procedure for the selection of the candidates and the manner in which the voting will be held. The Principal Director and his/her respective Alternate elected in this manner will be presented before the Shareholders’ Meeting as a representative of Class “C” shares before the Board of Directors and will be appointed by the majority of votes of all the shareholders present at the Meeting, regardless of the shares they may hold.

c) Two (2) Principal Directors and their Alternates will be appointed Labor Directors through a democratic election by the workers, in a universal, direct and secret ballot, and they will be active Company workers with no less than three (3) years in the Company. Labor Directors will be elected according to procedures established in Articles 203 of the Organic Labor Law and following the procedure established in Article 203 and subsequent (articles) of the Organic Labor Law. Labor directors nominated by workers will be named once the Board of Directors has been designated.

Article 15.- Temporary and absolute absence of Principal Directors will be filled by the respective Alternates, without the need of a formal summons and without having to justify before third parties the absence of the Principal, until the vacancy is filled.

Temporary absences of Labor Directors will be filled by their Alternates until the position is filled. The absolute absence for any of the reasons stipulated in Article 211 of the Regulation of the Organic Labor Law a new Labor Director and his/her Alternate will be elected within the following thirty (30) days in the manner stated in paragraph c) of Article 14.

Article 16.- Members of the Board of Directors, whether Principal or Alternate, will be persons of proven experience and executive capability, and competency to manage the overall operations of the Company.

Article 17.- The Board of Directors will meet at least once a month, prior notice of summons of at least twenty four (24) hours and an agenda signed by the President. It may also meet in a Special Meeting when the President summons it with the same notice of summons, on his/her own initiative or by request of three (3) Principal Directors, or with a shorter notice whenever the majority of the Directors are present at the meeting. All Board of Directors meetings will take place in Caracas, unless the majority of the Directors agree to hold a meeting in another city. The presence of at least six (6) members—Principal Directors or Alternates—is necessary to constitute and validate the agreement of the Board of Directors meetings.

Article 18.- The Board of Directors will resolve by a majority of votes of its members present and those who are not legally vetoed to do so. The deliberations will be recorded in the Respective Minutes of each meeting and signed by the Members present. The Secretary of the Board of Directors will have the power to certify copies of said Minutes, as well as any other document in which the decisions taken by the Board of Directors in each one of the meetings are recorded.

Article 19.- The Company or the Directors of the Board of Directors may not perform any action, operation or execute a contract that may be subject to a ban or sanction, in compliance with provisions in the Law against Corruption, the Organic Law of the General Comptrollership of the Republic and the National Fiscal Control System or any other norms that may be applicable to the Company in its condition of a State-owned company.

Any business entered into in violation of this Article 19 will not be executable against the Company, and the Directors taking part in such business may be deemed to have engaged in an infringement serious enough to warrant their removal.

Article 20.- The Board of Directors is authorized to direct, decide and manage the Company within the limits of its By-laws and the guidelines of its Ministry, with the following attributions:

a) To decide on the policies and guidelines and approve the plans, programs and budgets of the Company and its affiliates, with a focus on improving the quality of life of its workers, retirees, and the population in general, as well as to enforce Company production goals and productivity and be periodically informed of its progress in order to guarantee that it is an efficient and effective Company that can benefit the entire Venezuelan population.

b) To establish and recommend the policies for the administrative, structural and operative organization of the Company and its affiliates, including management levels, and to establish corporate policies and guidelines applicable to financial, budgetary and fiscal matters.

c) To decide on labor policies of the Company and its affiliates within the socialist labor ethics, as well as to define the relations of co-responsibility of its workers in the management of the Company, to which end it will establish key role mechanisms for the workers of the Company and its affiliates within the definition of said policies and labor practices.

d) To establish mechanisms that will guarantee the organic links of the Company and its affiliates with the organizations that constitute the Popular Power of Socially-oriented Economy and its participation in the productive activities of the Company and the exercise of its role as social controller. Moreover, the Company and its affiliates will guarantee mechanisms of collaboration and support for the improvement and environmental clean-up of the communities adjacent to its facilities.

e) To authorize all types of contracts, including all financial operations; acquisition, transfer or lean of chattel and real estate goods; to issue, accept, endorse, discount and guarantee bills of exchange, drafts and other commercial instruments and securities; to grant loans and, in general, all contracts necessary for the execution of Company objectives. It will also authorize entering into contracts or agreements with national or foreign companies in all matters concerning the activities of the Company in order to promote international integration, pursuant to the policies of integration established by the National Executive. In cases where the Company President is authorized by the Board, he/she will submit to the Directors, for their information, a signed Report of the closing of each corresponding fiscal quarter in relation to the contracts signed by the Company in the course of each period.

Within the aforementioned contract processes the Board of Directors will insure the technological transfer and participation of national industry and socially-oriented economic organizations in compliance with all applicable legislation and development policies established by the National Executive.

f) To propose to the Shareholders’ Meeting the amount, frequency and form of payment of dividends, decide on their payment schedule and comply with the instructions that the Shareholders’ Meeting issues on the matter of dividends, all in compliance with provisions in the first paragraph of Article 28 of these By-laws.

g) To assign the funds necessary for legal reserves and any other funds it may deem necessary.

h) To comply with the decisions and agreements of the Shareholders’ Meetings.

i) To appoint the Executive Vice President, General Managers, the Principal and Auxiliary Legal Representative (Legal Representative), and the Secretary of the Board of Directors from among the candidates appointed by the President, and to establish their obligations and attributions. Moreover, it will appoint the Internal Audit Unit, which may be elected through a public tender to be carried out in compliance with the Organic Law on the General Comptrollership of the Republic and the National Fiscal Control System and the Organic Law on the Financial Administration of the Public Sector.

j) To create the “consulting and/or administrative” committees that it may deem convenient to the interests of the Company, establishing the powers and obligations that, in its judgment, may be necessary for the full compliance with their functions.

k) To delegate, in addition to the actions mentioned in paragraph e) of this Article, any attributions that it may deem convenient—except for those stipulated in paragraphs f), g) and h)—to the President or to other Company Executives, under the conditions that it may establish, in which case it will be understood that those receiving the powers will assume the responsibilities for the actions that have been delegated to them. The Board may also delegate the signature of actions or documents that of simple transactions to the Company employees that it may deem convenient, who will remain under the supervision of the Board of Directors, which will maintain, in these cases, its corresponding responsibility and power to adopt the decision that falls within its attributions.

In cases in which the action is through delegation of attributions or of signature, there will be a precise and specific mention of said fact in the document, stating: the entity that delegates said action and the name of the person receiving said delegation, its duration (should it be applicable), the type of delegation and, should it deem it convenient, its terms and conditions.

The Board of Directors may resume its attributions or delegated signatures and exercise them itself, whenever it deems it necessary.

Article 21.- The Board of Directors may agree that one or more of its Members be assigned temporarily, on a full or a part time basis, to fulfill certain specifically appointed tasks.

V

THE PRESIDENT

Article 22.- The President of the Company has the following duties and attributions:

a) To manage the Company in accordance with his/her powers and the decisions of the Shareholders’ Meeting and the Board of Directors.

b) To exercise the highest management and legal representation of the Company, except for judicial matters, which are reserved for the Principal and the Auxiliary Judicial Representatives. Legal representation will be delegated to the Executive Vice President, General Managers, Managers, or any other Company Executive. This delegation may be done expressly by the President, who will establish the specific action in which the signature is being delegated, the delegates, the nature and amount of the actions object of this delegation, as well as any other decision deemed necessary. The President may exercise, simultaneously, the delegated functions or resume and exercise them on his/her own, whenever he/she deems it convenient.

c) To propose to the Board of Directors, in compliance with Article 20, the candidates for Executive Vice President, General Managers, Principal and Auxiliary Legal Representative and Secretary of the Board of Directors, and to take to the Board of Directors the results of the tender for the position in the Internal Audit Department referred to in paragraph i) of the aforementioned Article 20 of these By-laws.

d) To appoint and remove Company workers, except as stipulated in paragraph i) of Article 20 of these By-laws and, in general, to manage the personnel of the Company. This attribution may be delegated by the President to the Executive Vice President and/or certain General Managers of the Company.

e) To open, mobilize and close bank and deposit accounts. This power may be delegated to any Management Executive of the Company or its affiliates, in compliance with corporate financial policies approved by the Board of Directors, in which case the person delegated assumes the responsibilities derived from these actions executed in virtue of the delegation.

f) To approve and sign, on behalf of the Company, all contracts, actions, documents, and correspondence in which the Company may have an interest or to which the Company may be a party, up to the level authorized by the Board of Directors. This authority may be delegated by the President to the Executive Vice President, General Managers, Managers or any other Executive of the Company. This delegation will be made expressly by the President, indicating the person(s) object of the delegation, the actions for which the signatures are being delegated, and the nature and amount of the aforementioned actions, its duration, should it be the case, as well as any other decisions that may be necessary to comply with the corporate policies of the Company approved by the Board of Directors. In this case, it will be understood that the person to whom such authority is delegated assumes the responsibility for the action that has been delegated. The President will exercise the delegated functions simultaneously or reassume them and exercise them on his/her own, whichever may be most convenient.

g) To resolve and order the administrative and functional structure of the Company and its affiliates, according to the focus and guidelines established by the Board of Directors in compliance with paragraph b) of Article 20. Whenever said actions or decisions refer to an affiliate, they will be adopted jointly with the President of the respective affiliate.

h) To inform Venezuelans, in a clear and timely manner, on the development and result of the management of the Company and its affiliates and promote the participation of its workers in the programming of indicator systems to follow-up and evaluate its management.

i) To guarantee the workers of the Company and its affiliates the training in technical skills, production ethics, and socially-oriented work, as well as the moral and material encouragement that may guarantee compliance with the objective of the Company.

j) To appoint temporary and permanent committees, commissions and/or commissioners to perform studies related to technology, administration or any other matter that may be of interest to the Company or its affiliates.

k) To supervise the performance of the Executive Vice President, General Managers and all upper management employees of the Company.

l) To appoint commercial agents and other extrajudicial representatives.

m) To temporarily delegate one of or more of his/her powers, responsibilities or attributions to the employees that he/she may consider convenient, except for exceptions stipulated in paragraph d) and the presumptions established in paragraphs k) and l) of this article. The President may exercise, simultaneously, the delegated functions or resume and exercise them by him/herself when he/she deems it convenient. He/she may also delegate the signature of certain documents of mere formality, prior approval of the actions that may be reserved to him/her within his/her attributions, in which case the President will maintain the decision and responsibility in relation to the documents signed by the delegated person.

n) Any additional powers that may be granted to him/her by these By-laws or the Board of Directors.

VI

LEGAL REPRESENTATION

Article 23.- The representation of the Company in Judicial/Legal matters will be exercised by the Principal Legal Representative or the Auxiliary Legal Representative appointed by the Board of Directors, which will grant them the necessary powers and establish their remuneration as well as the time that they will remain in their positions, although they may be removed at any time without need to support such decision and without any compensation whatsoever.

Article 24.- The Principal Legal Representative will have the following powers: to represent the Company in all judicial matters that are of its concern, for which purpose he/she may file and respond to claims, suits and proceedings of every nature or kind, file and respond to motions and counterclaims, and file and respond to compensation subpoenas; follow lawsuits in all procedural stages and jurisdictional levels until their resolution; accept subpoenas or summons and abandon, mediate, agree, settle, appoint arbitrators in equity or at law; offer bids at auctions with power for principal and accessory matters; disclaim documents; make and accept payment of sums of money or property of any kind on behalf of the Company and issue the respective receipts of payment documents; request preventive measures, file administrative and judicial appeals of every type and kind, including the ordinary appeal and the special repeal measures, invalidation, annulment and protest; and, in general, exercise all powers necessary for the best representation of the Company, since the foregoing list is only illustrative and not restrictive. These powers may be assumed by the Auxiliary Legal Representative when so authorized by the Principal Legal Representative or when acting in his/her absence.

Article 25.- Any legal process will be served upon the Principal Legal Representative or upon the Auxiliary Legal Representative, when the Auxiliary Legal Representative is acting in representation of the Principal Judicial Representative.

The Principal Legal Representative will be the only person authorized to make sworn depositions for the Company, and he/she may grant and revoke judicial powers of attorney, whether general or special, and vest the Auxiliary Legal Representative, or the attorneys-in-fact that he/she appoints, all or some of the aforementioned powers, including to be subpoenaed and to make sworn depositions. Such powers will not preclude the personal intervention of the Principal Legal Representative or of the Auxiliary Legal Representative, when previously authorized to do so, in the cases that have been entrusted to the attorneys-in-fact.

VII

STATUTORY AUDITORS

Article 26.- The Company will have two (2) Principal Statutory Auditors and two (2) Alternate Statutory Auditors who will act for the Principal Statutory Auditor in the event of a temporary or absolute absence. They will be appointed by the Shareholders’ Meeting, in public and separate elections, and will remain in their positions for one (1) year. However, they will remain in their positions until such time as the new Statutory Auditors appointed to replace them take over.

The Statutory Auditors will have the rights and attributions provided for them in the Commercial Code, the Law on Capital Markets and these By-laws. The Shareholders’ Meeting may appoint such persons as it deems fit to collaborate with the Statutory Auditors in the proper performance of their functions.

VIII

BALANCE SHEETS, RESERVES, PROFITS AND DIVIDENDS

Article 27.- On December 31 of each year the accounts will be closed and the general balance sheet and profit and loss statement to be presented to the Statutory Auditor in a timely manner will be signed so that, together with the report of the Statutory Auditor, they are submitted by the Board of Directors to the consideration of the Shareholders’ Meeting.

Article 28.- In order to determine the profits in the fiscal year, the amounts necessary to cover the expenses for depreciation, maintenance, obsolescence, liabilities under the Organic Labor Law and the Collective Bargaining Agreement, provision for dubious accounts, and any other expenses applicable to the fiscal year will be deducted. Five percent (5%) of the net profits thus obtained will be applied to the legal reserve fund until it reaches ten percent (10%) of the capital stock.

The Company dividend policy will consist of the distribution of its profits, in keeping with its investment plans for the upcoming years, the availability of cash and any other asset with which the respective dividends are to be paid, as well as the general economic situation of the Company and the country. From a financial point of view, the aforementioned investment plans will include those that allow for the operative continuity of the business, is technological development, and the development of socially-oriented investment projects, as long as the sustainability of the Company and its affiliates, the quality of life of its workers and the benefits to society are guaranteed.

In any event, Company policies regarding the order and payment of dividends will adhere to all regulations contained within the Law on Capital Markets and the Commercial Code.

The Board of Directors will propose at the Shareholders’ Meeting the amounts, frequency and form of payment of the ordinary and special dividends. In the exercise of all previously described powers, the Meeting may instruct the Board of Directors to make the decisions that it deems convenient in relation to any fiscal year, taking into consideration the economic and treasury conditions of the Company and the country, and the Company investment plans for the upcoming years. In the latter case, the Shareholders’ Meeting may make recommendations to the Board of Directors in relation the aforementioned matters. The Board of Directors will decide on the schedule for the payment of dividends agreed upon in compliance with provisions in this Article.

Article 29.- Any provision not stipulated in these By-laws will be resolved in compliance with the legislation in force that may be applicable, whichever the case.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV)

	By:	/s/ Alexander Sarmiento
Alexander Sarmiento
Chief Financial Officer
Date: June 30, 2008